[redacted]

11023875

SEC
Mail Processing
Section

DEC 14 2011

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

n.a. 12/21

SEC FILE NUMBER
8- 46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRONGTOWER FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7084 N. MAPLE AVE.
(No. and Street)

FRESNO (City) CALIFORNIA (State) 93720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND JONES (559) 281-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINDES & MCCLAUGHRY ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

111 WEST OCEAN BLVD., 22ND FLOOR (Address) LONG BEACH (City) CALIFORNIA (State) 90801 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ch. 12/21

OATH OR AFFIRMATION

I, RAYMOND JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRONGTOWER FINANCIAL, INC., as of SEPTEMBER 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS OFFICER

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Fresno

Subscribed and sworn to (or affirmed) before me on this 9 day of December, 20 11 by Raymond Jones, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C Sardeson
Signature

(Notary seal)

C. SARDESON
COMM. #1867788
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires October 10, 2013

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

STRONGTOWER®
FINANCIAL
[PROSPER WITH PURPOSE]

(A Subordinate Corporation of California Baptist Foundation)

Financial Statements
September 30, 2011

CONTENTS

Independent Auditors' Report 1-2

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7-21

Supplemental Information

Schedule I 22

Schedule II 23

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3 24-26

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment
Reconciliation and Accompanying Schedule 27-29

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Strongtower Financial, Inc.

We have audited the accompanying statement of financial condition of Strongtower Financial, Inc. (a subordinate corporation of California Baptist Foundation) (the Company) as of September 30, 2011, and the related statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strongtower Financial, Inc. (a subordinate corporation of California Baptist Foundation) as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had significant recurring losses from operations for the past three years resulting in an accumulated deficit at September 30, 2011 of $426,563. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
December 9, 2011

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 197,135
Receivables related to broker transactions	20,159
Other assets	73,409
Property and equipment, net	39,376
Assets of discontinued operations	208,893
TOTAL ASSETS	$ 538,972

LIABILITIES AND EQUITY

LIABILITIES	
Accounts payable	$ 10,097
Accrued expenses and other liabilities	22,783
Liabilities of discontinued operations	86,611
	119,491
COMMITMENTS AND CONTINGENCIES (Note 11)	
EQUITY	
Paid-in capital	846,044
Accumulated deficit	(426,563)
	419,481
TOTAL LIABILITIES AND EQUITY	$ 538,972

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES	
Broker fees and commissions	$ 229,222
EXPENSES	
Consulting	20,400
Data processing	10,849
Depreciation	56,712
Dues and subscriptions	1,168
Insurance	46,668
Lease expense	12,000
Legal and accounting	73,294
Marketing	3,318
Miscellaneous	21,977
Office	5,509
Payroll expenses	113,166
Payroll taxes and benefits	54,654
Postage and shipping	3,466
Property maintenance	1,548
Storage	8,303
Telephone	8,593
Training and education	2,115
	443,740
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(214,518)
PROVISION FOR INCOME TAXES	50,622
LOSS FROM CONTINUING OPERATIONS	(265,140)
DISCONTINUED OPERATIONS (Note 3)	
Loss from operations of discontinued broker dealer activity	(1,074,199)
Income tax benefit	None
Loss from discontinued operations	(1,074,199)
NET LOSS	($ 1,339,339)

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE, OCTOBER 1, 2010	$ 668,000	$ 912,776	$ 1,580,776
CAPITAL CONTRIBUTION (Note 9)	178,044		178,044
NET LOSS		(1,339,339)	(1,339,339)
BALANCE, SEPTEMBER 30, 2011	$ 846,044	($ 426,563)	$ 419,481

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 1,339,339)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	56,712
Loss on sale or valuation adjustment of discontinued operations	213,040
Change in deferred income taxes	41,400
Changes in operating assets and liabilities:	
Mortgage bond inventory	326,804
Receivables related to broker transactions	39,181
Other receivables	74,706
Income taxes receivable	217,000
Other assets	92,441
Investments in securities	40,217
Accounts payable	(60,293)
Accrued commissions	(32,686)
Accrued expenses and other liabilities	(77,030)
Income taxes payable	744
Net Cash Used In Operating Activities	(407,103)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(16,293)
Net Cash Used In Investing Activities	(16,293)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on notes payable	(14,360)
Net Cash Used In Financing Activities	(14,360)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(437,756)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	634,891
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 197,135

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1 – Organization

Strongtower Financial, Inc. (the Company) was incorporated under the laws of the state of California in October 1993 as a nonprofit religious corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and specializes in church and nonprofit financing, as well as values-based financial services, for clients across the country. As discussed in further detail in Note 3, the Company has discontinued certain services and is pursuing alternative revenue generating activities which include underwriting referral services and secondary market advisory services.

Strongtower Financial, Inc. is a subordinate corporation of California Baptist Foundation. The board of directors of the Company is comprised of board members who serve on the California Baptist Foundation board.

Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements for the year ended September 30, 2011, the Company incurred a net loss from continuing operations of $265,140, an overall net loss of $1,339,339, and an accumulated deficit of $426,563. Additionally, the Company had a net loss for the years ended September 30, 2010 and 2009 of $1,454,056 and $1,514,871, respectively. To achieve profitability, the Company must successfully pursue alternative sources of income which may include secondary market advisory services and underwriting referral fees as the Company has discontinued certain services as discussed in Note 3.

Management plans to continue to refine its operations, control expenses, and evaluate alternative methods to conduct business. Although the current budget reflects sufficient operating cash flows to fund the Company's operations through September 30, 2012 based on projected revenue and expenditure levels, the time required to reach profitability is uncertain, and the likelihood that the Company will be able to return to profitability on a sustained basis is unknown.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared through another broker-dealer on a fully disclosed basis. Broker fees and commission income and related expenses are recorded on a settlement date basis as securities transactions occur. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Underwriter fees are recognized upon release of escrow fees.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions, among others, include the provision for current and deferred income taxes. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

The Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

NOTE 2 – Significant Accounting Policies (Continued)

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and Cash Equivalents

Investments purchased with an original maturity of three months or less are considered by the Company to be cash and cash equivalents.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to expense and a credit to the receivable. Bad debt expenses related to receivables have not been material to the financial statements. At September 30, 2011, management considers all amounts at year-end to be fully collectible.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of each class of depreciable asset, generally three to seven years. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 2 – Significant Accounting Policies (Continued)

Assets Held for Sale

An asset is classified as held for sale when (i) Management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Upon being classified as held for sale, the recoverability of the carrying value is assessed. After the valuation process is completed, the assets held for sale are reported at the lower of the carrying value or fair value less cost to sell and the assets are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the statement of financial condition.

During the year ended September 30, 2011, management assessed the carrying value of assets held for sale and determined that their carrying value exceeded their fair value. As a result, the Company recognized an impairment charge of $48,828. See Note 8 for information relating to assets held for sale at September 30, 2011.

Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. During the year ended September 30, 2011, other than discussed above in *Assets Held for Sale,* there was no additional impairment of long-lived assets.

There can be no assurance that market conditions will not change or demand for the Company's products or services will continue, which could result in additional impairment of long-lived assets in the future.

NOTE 2 – Significant Accounting Policies (Continued)

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker that is currently scheduled to expire upon the transition of the Company's accounts to another broker-dealer. Under the terms of the agreement, the Company is required to maintain a $100,000 good-faith deposit with the clearing broker. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk through reviewing, as necessary, the credit standing of each counterparty. Management anticipates the Company will receive $50,000 of the deposit thirty days following the expiration of the clearing agreement. The remaining funds to be returned to the Company are contingent upon the settlement of expenses with the clearing broker.

Income Taxes

The Company is a nonprofit religious corporation which does not qualify for tax-exempt status. As such, the Company is taxed at the federal and state level on its activities.

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial statement and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, other state taxes, unrealized trading gains and losses, federal and state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods. Valuation allowances are established when necessary to reduce deferred tax assets to amounts, which are more likely than not to be realized.

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the guidance which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return and requires recognition of the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes for uncertain income tax positions and believes their estimates are appropriate based on current facts and circumstances.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Subsequent Events

The Company has evaluated subsequent events through December 9, 2011, the date the financial statements were available to be issued.

NOTE 3 – Discontinued Operations

During the year ended September 30, 2011, management determined to discontinue certain broker-dealer services which included retailing corporate debt securities, underwriting services, and bond marketing fees. The Company has reported the revenues and expenses related to these broker-dealer services noted above as discontinued operations in the Company's statement of operations. Discontinued operations during the year consist of the following:

Revenue	$ 1,087,496
Expenses	2,161,695
Loss from discontinued operations before income tax benefit	(1,074,199)
Income tax benefit ($449,091 less valuation allowance of $449,091)	None
Loss from discontinued operations	($ 1,074,199)

As of September 30, 2011, the remaining assets and liabilities related to these discontinued operations were comprised of the following:

Assets:	
Receivables related to broker transactions	$ 53,695
Other receivables	55,198
Deposit – Proprietary Accounts of Introducing Brokers (Note 2)	100,000
	$ 208,893
Liabilities:	
Accrued commissions	$ 6,611
Accrued expenses and other liabilities	80,000
	$ 86,611

NOTE 4 – Related-Party Transactions

As of and for the year ended September 30, 2011, related-party transactions with California Baptist Foundation consist of the following:

Accounts payable to California Baptist Foundation	$	20
Reimbursement of expenses from California Baptist Foundation	$	27,803
Commission income from CLF and Church Capital Funding funds	$	270,263
Rent payments made to California Baptist Foundation	$	84,000
Proceeds from sale of mortgage bond inventory (discontinued operations) to California Baptist Foundation	$	201,626
Capital contribution from California Baptist Foundation (see Note 9)	$	178,044

The Company has an expense sharing agreement with California Baptist Foundation (the Parent) in which the Company will occupy office space in the Parent's facility for a monthly rate as defined in the agreement. In addition, the Company will not be charged for supplies and utilities associated with the office space. The agreement can be terminated by either party with 30 days written notice.

NOTE 5 – Receivables and Payables Related to Broker Transactions

Amounts receivable and payable related to broker transactions at September 30, 2011, consist of the following:

	Receivable	Payable
Trailer fees	$ 20,159	
Commissions – discontinued operations	53,695	$ 6,611
	$ 73,854	$ 6,611

NOTE 6 – Fair Value Hierarchy

As discussed in Note 2, the Company follows the provisions for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Mortgage bond inventory: The fair market value was determined by the Company's management using the recent purchase/sales price or the sinking fund payment history of the issuer. For delinquent issuers, the Company considered expected payment, default/foreclosure probability and timing, as well as the value and expected recovery of the secured property.

NOTE 6 – Fair Value Hierarchy (Continued)

The following table presents the Company's activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2011:

	Mortgage Bond Inventory
Balance at October 1, 2010	$ 471,406
Write down of mortgage bond inventory value	(4,750)
Accrued interest income	10,672
Loss on sale of mortgage bond inventory included in discontinued operations	(144,602)
Sale of mortgage bond inventory	(332,726)
Balance at September 30, 2011	None

NOTE 7 – Property and Equipment

Property and equipment consists of the following:

Property and equipment:	
Computer hardware	$ 72,046
Computer software	92,848
Leasehold improvements	8,439
Furniture and fixtures	42,831
	216,164
Less accumulated depreciation	(176,788)
	$ 39,376

NOTE 8 – Assets Held for Sale

On April 30, 2011, management decided to sell personal property consisting of office furniture and fixtures due to the termination of its Riverside facility lease. In addition, management determined that certain broker dealer services provided by the Company would be discontinued. As such, the Company has classified the property associated with the discontinued operations as held for sale in the statement of financial condition as of September 30, 2011. Based on management's analysis of the fair value of the assets held for sale, the assets were deemed to be impaired, and an impairment charge of $48,828 was recorded to discontinued operations. As a result of the impairment, the assets have a carrying value of $0, which is comprised of costs totaling $140,246 and related accumulated depreciation of $140,246.

NOTE 9 – Note Payable

On November 28, 2010, the Company sold property consisting of land, a building and related improvements with a net book value of $1,597,459 to California Baptist Foundation (the Parent). Under terms of the agreement, the Parent assumed the note payable secured by the property with an outstanding balance of $1,775,503. The excess of the note payable assumed over the net book value of the property in the amount of $178,044 was recorded as a capital contribution by the Parent in accordance with generally accepted accounting principles for related party transactions of this nature.

NOTE 10 – Provision for Income Taxes

The provision for income taxes for continuing operations consists of the following:

Current:	
Federal	$ 6,567
State	2,655
	9,222
Deferred:	
Federal	29,600
State	11,800
	41,400
	$ 50,622

NOTE 10 – Provision for Income Taxes (Continued)

The reconciliation of the federal statutory income tax rate to the effective tax rate for continuing operations is as follows:

Computed "expected" benefit for federal income taxes	($ 72,935)
State income tax benefit, net of federal benefit	(12,566)
Nondeductible differences	275
Valuation allowance	94,813
Other	41,035
	$ 50,622

Deferred income tax assets for continuing operations are as follows:

Deferred income tax assets:	
Accrued vacation	$ 7,700
State income taxes	2,900
Depreciation	3,400
Federal net operating loss carryforwards	353,800
State net operating loss carryforwards	364,700
Enterprise zone tax credit carryforwards	206,900
	939,400
Less valuation allowance	(939,400)
	None

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable earnings during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable earnings, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as well as the suspension of California state net operating loss carryforwards, management believes it is unlikely that the Company will realize the benefits of these deductible differences, net of the valuation allowances, at September 30, 2011. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period are increased.

NOTE 10 – Provision for Income Taxes (Continued)

At September 30, 2011, the Company had federal and state net operating loss carryforwards of approximately $2,114,000 and $4,818,000, respectively, which expire at various dates through 2030, and state Enterprise Zone credit carryforwards, which are indefinite.

The Company has applied a valuation allowance for its deferred assets. The valuation allowance for continuing operations increased by $94,800 during the year ended September 30, 2011.

NOTE 11 – Commitments and Contingencies

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. At this time, there are no pending claims that would materially affect the financial position of the Company. However, a significant number of bond issues which were underwritten and sold by the Company are now in default or are delinquent. Management is uncertain whether future litigation will arise as a result of these bond issues and, if it does, whether such litigation will have a material effect on the financial position of the Company.

Operating Leases

The Company leases an office facility and various office equipment under noncancellable operating leases that end at various dates through June 2014. Future minimum lease payments as of September 30, 2011 are as follows:

Year Ended September 30,	
2012	$ 22,345
2013	4,944
2014	3,708
	$ 30,997

Lease expense for the year ended September 30, 2011 was $291,634.

NOTE 11 – Commitments and Contingencies (Continued)

Operating Leases (Continued)

During the year ended September 30, 2011, the Company terminated its lease agreement for its Riverside office with an original lease term extending through July 2012. As a result, the Company negotiated an aggregate settlement amount of $80,000, which has an initial payment of $30,000 due in November 2011, and monthly payments of $5,000 thereafter through September 2012. The liability is reflected in accrued expenses and other liabilities on the statement of financial condition as of September 30, 2011.

NOTE 12 – Retirement Plan

The Company has a 401(k) retirement plan covering all employees who are age 18 or older. The plan allows eligible employees to defer up to 100% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company may make a discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

There was no discretionary contribution to the plan for the year ended September 30, 2011.

NOTE 13 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, under the most restrictive requirement, the Company had net capital of $177,645, which was $169,680 in excess of its required net capital of $7,965. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 14 – Supplemental Disclosures of Cash Flow Information

Cash Paid during the Year for Interest and Taxes

Interest	$	28,037
Taxes	$	1,266

Noncash Investing and Financing Transactions

During the year ended September 30, 2011, the Company sold its building and other property with a net book value of $1,597,459 to its Parent, and the Parent also assumed the outstanding note payable secured by the building which had an outstanding balance of $1,775,503 at the transaction date. The excess of the note payable assumed over the carrying value of the property of $178,044 was recorded as additional paid-in-capital as required by generally accepted accounting principles.

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2011

NET CAPITAL		
Total equity	$	419,481
DEDUCTIONS AND/OR CHARGES		
Nonallowable assets:		
Receivables from non-customers	(	129,052)
Prepaid expenses	(	73,409)
Equipment - net of depreciation	(	39,375)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		177,645
HAIRCUTS ON SECURITIES POSITIONS		0
NET CAPITAL	$	177,645
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable, accrued liabilities, expenses and other	$	119,489
	$	119,489
COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	7,965
Minimum dollar requirement	$	5,000
Minimum net capital required	$	7,965
EXCESS NET CAPITAL	$	169,680
EXCESS NET CAPITAL AT 1000%	$	165,696
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.67
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2011)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	179,492
Net audit adjustments:		
Cash and cash equivalents	(	10)
Accrued expenses and other liabilities	(	1,837)
Net Capital, per above	$	177,645

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

SUPPLEMENTARY INFORMATION
SCHEDULE II
SEPTEMBER 30, 2011

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

3. Schedule for Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Strongtower Financial, Inc.

In planning and performing our audit of the financial statements of Strongtower Financial, Inc. (a subordinate corporation of California Baptist Foundation) (the Company) as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
December 9, 2011

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Strongtower Financial, Inc.
7084 North Maple Avenue
Fresno, CA 93720

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Strongtower Financial, Inc. (a subordinate corporation of California Baptist Foundation) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Strongtower Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Strongtower Financial, Inc.'s management is responsible for Strongtower Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*copy of check stub; Form SIPC-6*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011 [reconciled to audit adjustments made subsequent to filing], as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011; Statement of Revenues and Expenditures for the year ended September 30, 2011; and General Ledger Detail for the year ended September 30, 2011 for respective accounts*] noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011; Statement of Revenues and Expenditures for the year ended September 30, 2011; and General Ledger Detail for the year ended September 30, 2011 for respective accounts*] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
December 9, 2011

STRONGTOWER FINANCIAL, INC.
(A subordinate corporation of California Baptist Foundation)

SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDING SEPTEMBER 30, 2011

GENERAL ASSESSMENT:	$	2,353
LESS PAYMENT MADE WITH SIPC-6 IN APRIL 2011:	(	2,159)
ASSESSMENT BALANCE DUE:		194
AMOUNT PAID WITH FORM SIPC-7:	$	194